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16003158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MML Strategic Distributors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Hall 413-744-5006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2

OATH OR AFFIRMATION

I, Nathan Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Strategic Distributors, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARK R. GIEBNER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 26, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Strategic Distributors, LLC

Financial Statements and Supplemental Schedules
As of and For the Year Ended December 31, 2015
With Report of Independent Registered
Public Accounting Firm Thereon

Exemption Report
With Review Report of Independent Registered
Public Accounting Firm Thereon

Filed pursuant to Rule 17a-5(e)(3)

MML Strategic Distributors, LLC

Table of Contents

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
MML Strategic Distributors, LLC:

We have audited the accompanying statement of financial condition of MML Strategic Distributors, LLC as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MML Strategic Distributors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 17, 2016

MML Strategic Distributors, LLC

Statement of Financial Condition
December 31, 2015
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 1,225
Receivables from brokers or dealers	196
Prepaid expenses and other	29
Total assets	$ 1,450
Liabilities and Member's Equity	
Payables to related parties	$ 227
Accounts payable and accrued expenses	16
Total liabilities	243
Member's Equity	
Member's equity	1,200
Accumulated earnings	7
Total member's equity	1,207
Total liabilities and member's equity	$ 1,450

The accompanying notes are an integral part of these financial statements.

MML Strategic Distributors, LLC

Statement of Income
For the Year Ended December 31, 2015
(Dollars in thousands)

Revenues	
Commissions	$ 8,248
Trail commissions	1,087
Distribution fees	773
Interest income	4
Total revenues	10,112
Expenses	
Commission expense and distribution support	9,335
Management fees	554
General and administrative expenses	135
Total expenses	10,024
Net income	$ 88

The accompanying notes are an integral part of these financial statements.

MML Strategic Distributors, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015
(Dollars in thousands)

	Member's Equity	Accumulated Earnings (Deficit)	Total Member's Equity
Balances at December 31, 2014	$ 1,200	$ (81)	$ 1,119
Net income	--	88	88
Balances at December 31, 2015	$ 1,200	$ 7	$ 1,207

The accompanying notes are an integral part of these financial statements.

MML Strategic Distributors, LLC

Statement of Cash Flows
For the Year Ended December 31, 2015
(Dollars in thousands)

Cash flow from operating activities:	
Net income	$ 88
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from brokers or dealers	14
Prepaid expenses and other	5
Payables to related parties	11
Accounts payable and accrued expenses	(12)
Net cash provided by operating activities	106
Net increase in cash and cash equivalents	106
Cash and cash equivalents, beginning of year	1,119
Cash and cash equivalents, end of year	$ 1,225

The accompanying notes are an integral part of these financial statements.

1. Organization

MML Strategic Distributors, LLC (the "Company") is a Delaware limited liability company organized on June 7, 2013. The Company is wholly-owned by Massachusetts Mutual Life Insurance Company ("MassMutual"). The Company's business is acting as a co-principal underwriter of individual variable annuity and variable life products issued by MassMutual and its insurance company affiliates. In connection with its underwriting activities, the Company enters into selling agreements with unaffiliated broker-dealers. The Company is registered as a broker-dealer in 50 states and the District of Columbia.

2. Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Revenue Recognition and Related Expense

Commission revenue represents commissions earned from the sales and distribution of variable insurance products, which are recorded on the trade date. Trail commission revenue, which represents asset-based 12b-1 service fees paid to the Company by open-end mutual fund companies are recognized as the revenue is earned. The expenses related to both Commissions and Trail commissions are recognized on the same basis as revenue and are included in Commission expense and distribution support on the Statement of Income.

Distribution fees revenue, which represent fees earned from the underwriting of variable insurance, do not have a related commission expense and are recognized in the period in which the related services are performed and are reported separately on the Statement of Income. The related expenses being reimbursed through these distribution fees are reported in Management fees and General and administrative expenses (see Note 3).

(Dollars in thousands)

Fair Value of Financial Instruments

The reported carrying values of financial instruments, (including cash equivalents, receivables, and payables) approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company is treated as a disregarded entity for tax reporting purposes and is included in consolidated U.S. federal and state income tax returns with MassMutual and its eligible U.S. subsidiaries. The Company is not subject to the written tax allocation agreement between MassMutual and its eligible subsidiaries and certain affiliates. Certain states require the Company to file limited liability company returns. Any taxes related to these returns are recorded in General and administrative expenses on the Statement of Income. The Company has no uncertain tax positions.

New Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, *"Presentation of Financial Statements - Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,"* which is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. This ASU requires management of an entity to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. It also defines substantial doubt as being when it is probable that the entity will be unable to meet its obligations as they become due within one year of the date the financial statements are issued or available to be issued. When making this assessment, management is required to consider relevant conditions or events that are known or reasonably knowable and to evaluate and disclose whether its plans alleviate that doubt. The Company does not anticipate there will be an impact to its financial results as a result of this ASU.

In May 2014, the FASB issued ASU No. 2014-09, *"Revenue from Contracts with Customers,"* jointly with the IASB. The original effective date of this ASU was January 1, 2017 and prohibited early adoption. In August 2015, the FASB issued ASU 2015-14, which defers the effective date to fiscal years beginning after December 15, 2017, but allows early adoption as of the original effective date. This ASU establishes the core principle that an entity should recognize revenue based on the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It requires the Company to use either full retrospective or modified retrospective application upon adoption. The Company is assessing the impact to its financial results.

(Dollars in thousands)

3. Related-Party Transactions and Agreements

Through distribution agreements, the Company is a co-principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its indirect wholly-owned subsidiaries, C.M. Life Insurance Company ("C.M. Life"), and MML Bay State Life Insurance Company ("MML Bay State"). For the year ended December 31, 2015, the Company earned $8,248 in commission revenues that it reallowed to broker-dealers with which it had entered into selling agreements. In addition, the Company recorded $1,087 in 12b-1 fees paid by mutual fund companies that have entered into participation agreements for variable life and variable annuity products, and incurred $1,087 in distribution costs.

Pursuant to the distribution agreements noted above with MassMutual, C.M. Life, and MML Bay State, the Company is compensated for expenses it incurs. This compensation is included in Distribution fees on the Statement of Income. For the year ended December 31, 2015, $773 in distribution fees were earned by the Company collectively from MassMutual, C.M. Life, and MML Bay State.

The Company has administrative services agreements with MassMutual and MML Investors Services, LLC ("MMLIS"), an indirect wholly owned subsidiary of MassMutual, which provide for the performance by MassMutual and MMLIS of certain services for the Company including, but not limited to, accounting, legal, cash management, and other general corporate services. Under these service agreements, the Company pays a management fee to MassMutual and MMLIS as reimbursement for the services noted above. Management fees for the year ended December 31, 2015 totaled $554, of which $488 and $66 was charged by MassMutual and MMLIS, respectively. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Payables to Related Parties

Payables due to related parties consist of the following as of December 31, 2015:

Distribution costs due to MassMutual	$ 196
Management fees due to MassMutual	20
Distribution fees due to MassMutual	6
Management fees due to MMLIS	5
Payables to related parties	$ 227

(Dollars in thousands)

4. Regulatory Requirements

As a broker-dealer registered with the SEC, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. The Company has elected to operate under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2015, the Company had net capital of $1,159, which was $909 in excess of its required net capital.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph (k)(1). To qualify for the exemption under Rule 15c3-3 (k)(1), the Company's broker and dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company must also promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $600. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $110,000.

6. Litigation and Regulatory Inquiries

The Company may from time to time become involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is not aware of any pending governmental or regulatory investigations or inquiries.

7. Subsequent Events

The Company has evaluated subsequent events through February 17, 2016, the date the financial statements were available to be issued, and no events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.

Computation of Net Capital Under Rule 15c3-1
December 31, 2015
(Dollars in thousands)

Additional Information

Alternate Net Capital Requirement

Total member's equity	$	1,207
Less non-allowable assets:		
Prepaid expenses, other assets, and cash on deposit with FINRA		48
Net capital before specific reduction in the market value of securities		1,159
Less securities haircuts pursuant to Rule 15c3-1		--
Net capital		1,159
Minimum net capital required to be maintained		250
Net capital in excess of minimum requirements	$	909

See accompanying report of independent registered public accounting firm

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Strategic Distributors, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2015.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying report of independent registered public accounting firm

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Strategic Distributors, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2015.

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
MML Strategic Distributors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) MML Strategic Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 17, 2016

MML Strategic Distributors, LLC
(SEC File Number 8-69322)

Exemption Report

MML Strategic Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (4), the Company states the following:

1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provision") and

2) The Company met the exemption provision throughout its most recent fiscal year ended December 31, 2015 without exception.

MML Strategic Distributors, LLC

I, Nathan Hall, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Nathan Hall

Chief Financial Officer

February 17, 2016

MassMutual
FINANCIAL GROUP®

MML Investors Services, LLC
1295 State Street
Springfield, MA 01111-0001
Toll Free (800) 542-6767

SEC
Mail Processing
Section
FEB 26 2016
Washington DC
416

February 25, 2016

The Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: **MML Investors Services, LLC**
CRD Number: 10409
FEIN: 04-2746212
SEC File No.: 8-27250

Dear Sir or Madam:

Enclosed for your records are two originally signed Annual Audited Reports along with the Compliance Report pursuant to Rule 17a-5(d)(1)(i) of the Securities and Exchange Act of 1934 on behalf of MML Investors Services, LLC, for the year ended December 31, 2015.

If further information is required, please feel free to contact me.

Sincerely,

Nathan Hall

Nathan Hall
Chief Financial Officer

Enclosure
nhall@massmutual.com